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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            Protocol Systems, Inc.
                      (Name of Subject Company (Issuer))

                      Welch Allyn Acquisition Corporation
                               Welch Allyn, Inc.
                     (Names of Filing Persons (Offerors))

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   74371R106
                     (CUSIP Number of Class of Securities)

                            M. Jack Rudnick, Esq.,
                      Vice President and General Counsel
                               Welch Allyn, Inc.
                            4341 State Street Road
                       Skaneateles Falls, New York 13153
                                (315) 685-2500

                                 With copy to:

                            Ronald C. Berger, Esq.
                          Bond, Schoeneck & King, LLP
                              One Lincoln Center
                         Syracuse, New York 13202-1355
                                (315) 422-0121
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 June 7, 2000

                           CALCULATION OF FILING FEE

              Transaction Valuation*                              Amount of Filing Fee
                 $144,489,103(1)                                       $28,898(1)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

(1) For purposes of calculating amount of filing fee, the transaction valuation assumes the purchase of an aggregate of 8,193,524 shares of common stock, par value $.01 per share, of the subject company, Protocol Systems, Inc. ("Common Stock"), at $16.00 per share which is the purchase price contemplated in the tender offer being reported hereby (the "Offer Price"). Such number of shares represents all of the shares of Common Stock issued and outstanding as of June 2, 2000. Under the Agreement and Plan of Merger relating to the tender offer being reported, each outstanding option to acquire shares of Common Stock outstanding immediately prior to the effective time of the related merger will be converted into the right to receive cash in an amount equal to the difference between the Offer Price and the exercise price of such option (the "Option Spread"). Accordingly, the transaction valuation includes the aggregate Option Spread for all such options outstanding on June 2, 2000.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A              Form or Registration No.: N/A
      Filing Party: N/A                        Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender-offer subject to Rule 13e-4.
[_]going private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1. Summary Term Sheet.

   The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase, dated as of June 7, 2000 (the "Offer to Purchase"), is incorporated herein by reference. The Offer to Purchase is attached hereto as Exhibit (a)(1).

Item 2. Subject Company Information.

   (a) The name of the subject company is Protocol Systems, Inc., an Oregon corporation (the "Company"), with its principal executive offices at 8500 S.
W. Creekside Place, Beaverton, Oregon 97008-7107. The telephone number of the Company's principal executive offices is (503) 526-8500.

   (b) This Schedule TO relates to shares of common stock, par value $.01 per share (the "Shares"), of the Company, together with associated purchase rights. Information concerning the number of outstanding Shares is set forth under the caption "Introduction" in the Offer to Purchase and is incorporated herein by reference.

   (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

   This Schedule TO is being filed by Welch Allyn Acquisition Corporation, an Oregon corporation (the "Purchaser"), and Welch Allyn, Inc., a New York corporation ("Parent"). The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business, the address and business telephone of the principal executive offices of each of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 14 ("Certain Legal Matters") of the Offer to Purchase is also incorporated herein by reference.

   Information regarding the names, business addresses, present principal occupation or employment, and material occupations, positions, offices or employment during the last five years as well as the other information required by Item 3 with respect to directors and executive officers of the Purchaser and Parent is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference. During the last five years, neither the Purchaser nor Parent nor, based upon information furnished to the Purchaser and Parent, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.

Item 4. Terms of the Transaction.

   (1)(i)-(ii) The information set forth under the caption "Introduction" in the Offer to Purchase is incorporated herein by reference.

   (1)(iii)-(v) The information set forth in Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

   (1)(vi) The information set forth in Section 3 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

   (1)(vii) The information set forth in Section 2 ("Procedures for Tendering Shares") and Section 3 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

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   (1)(viii) The information set forth in Section 4 ("Acceptance for Payment and Payment") of the Offer to Purchase is incorporated herein by reference.

   (1)(ix) Not applicable.

   (1)(x) Not applicable.

   (1)(xi) Not applicable.

   (1)(xii) The information set forth in Section 5 ("Certain U.S. Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) and (c)(1)-(5) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

   (c)(6)-(7) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) and (d) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) and (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

   The information set forth under the caption "Introduction" and in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

   Pursuant to Instruction 2 to Item 10, the financial statements of the Purchaser and Parent are not considered material because (i) the consideration to be paid in the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Offer is for all outstanding Shares. Accordingly, such financial statements are not included herein.


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Item 11. Additional Information.

   (a)(1) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

   (a)(2)-(3) The information set forth in Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (a)(4) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

   (a)(5) None.

   (b) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of May 24, 2000, by and among the Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (d)(1), respectively, is incorporated herein by reference.

Item 12. Exhibits.

 (a)(1) Offer to Purchase.

 (a)(2) Letter of Transmittal.

 (a)(3) Notice of Guaranteed Delivery.

 (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

 (a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(7) Summary Advertisement dated June 7, 2000.

 (a)(8) Joint Press Release dated May 25, 2000, issued by the Company and
        Parent (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May
        25, 2000 by the Purchaser and Parent).

 (b)(1) Agreement, dated as of May 18, 2000, by and between Parent and Bank
        One, NA concerning a $40 million bridge loan.

 (b)(2) $40 million Master Note (Fixed and Floating Rates), dated May 18, 2000, made by Parent.

 (d)(1) Agreement and Plan of Merger, dated as of May 24, 2000, by and among the Purchaser, Parent and the Company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2000 by the Company
        (Commission File No. 0-19943)).

 (d)(2) Confidentiality Agreement, dated as of March 9, 2000, between Parent and the Company (incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2000 by the Company
        ("Schedule 14D-9")).

 (d)(3) Amended and Restated Executive Employment Agreement between the Company and Edward M. Kolasinski dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(3) to Schedule 14D-9).

 (d)(4) Amended and Restated Executive Employment Agreement between the Company and Robert F. Adrion dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(4) to Schedule 14D-9).

 (d)(5) Executive Employment Agreement between the Company and Ann P. Demaree dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(5) to Schedule 14D-9).

 (d)(6) Amended and Restated Executive Employment Agreement between the Company and James P. Fee dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(6) to Schedule 14D-9).

 (d)(7) Amended and Restated Executive Employment Agreement between the Company and Donald M. Abbey dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(7) to Schedule 14D-9).

                                       4
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
 (d)(8)  Amended and Restated Executive Employment Agreement between the
         Company and James P. Welch dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(8) to Schedule 14D-9)

 (d)(9)  Amended and Restated Executive Employment Agreement between the
         Company and Richard L. Roa dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(9) to Schedule 14D-9).

 (d)(10) Amended and Restated Executive Employment Agreement between the
         Company and Chris E. Tew dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(10) to Schedule 14D-9)

 (d)(11) Amended and Restated Executive Employment Agreement between the
         Company and Allen L. Oyler dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(11) to Schedule 14D-9).

 (d)(12) Retention Bonus Agreement between the Company and James P. Welch dated
         May 23, 2000 (incorporated herein by reference to Exhibit (e)(12) to
         Schedule 14D-9).

 (d)(13) Retention Bonus Agreement between the Company and Robert F. Adrion dated May 23, 2000 (incorporated herein by reference to Exhibit
         (e)(13) to Schedule 14D-9).

 (d)(14) Retention Bonus Agreement between the Company and Ann P. Demaree dated
         May 23, 2000 (incorporated herein by reference to Exhibit (e)(14) to
         Schedule 14D-9).

 (d)(15) Retention Bonus Agreement between the Company and James P. Fee dated
         May 23, 2000 (incorporated herein by reference to Exhibit (e)(15) to
         Schedule 14D-9).

 (d)(16) Retention Bonus Agreement between the Company and Edward M. Kolasinski dated May 23, 2000 (incorporated herein by reference to Exhibit
         (e)(16) to Schedule 14D-9).

 (d)(17) Retention Bonus Agreement between the Company and Allen L. Oyler dated
         May 23, 2000 (incorporated herein by reference to Exhibit (e)(17) to
         Schedule 14D-9).

 (d)(18) Retention Bonus Agreement between the Company and Richard L. Roa dated
         May 23, 2000 (incorporated herein by reference to Exhibit (e)(18) to
         Schedule 14D-9).

 (d)(19) Retention Bonus Agreement between the Company and Chris E. Tew dated
         May 23, 2000 (incorporated herein by reference to Exhibit (e)(19) to
         Schedule 14D-9).

 (d)(20) Retention Bonus Agreement between the Company and Donald M. Abbey dated May 23, 2000 (incorporated herein by reference to Exhibit
         (e)(20) to Schedule 14D-9).

 (d)(21) Supplement to Amended and Restated Executive Employment Agreement between the Company and Robert F. Adrion dated May 24, 2000
         (incorporated herein by reference to Exhibit (e)(21) to Schedule 14D-
         9).

 (d)(22) First Amendment to Rights Agreement, dated as of May 24, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as the
         Rights Agent (incorporated herein by reference to Exhibit (e)(22) to Schedule 14D-9).

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                                   SIGNATURE

   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2000

                                      Welch Allyn Acquisition Corporation

                                         /s/ M. Jack Rudnick
                                      By: _____________________________________
                                      Name: M. Jack Rudnick
                                      Title: Vice President

                                      Welch Allyn, Inc.

                                         /s/ Peter H. Soderberg
                                      By: _____________________________________
                                      Name: Peter H. Soderberg
                                      Title: President and Chief Executive
                                      Officer

                                       6